Mail Stop 3561

April 6, 2009

Mr. Marcus B. Smith
President, Chief Executive Officer, Chief Financial Officer
Beleza Luxury Goods Inc.
5925 Kirby Drive, Suite E324
Houston, Texas 77005

> **Re:** **Beleza Luxury Goods, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 25, 2009**
> **File No. 333-147141**

Dear Mr. Smith:

We have reviewed your amendment and your letter dated March 24, 2009, and we have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

<u>Industry Overview, page 22</u>

1. Please refer to comment 2 of our letter dated March 19, 2009 and note that we are referring to the seventh sentence of the first paragraph under the caption "Cigars" on page 22, which begins "Cooper Gardiner, vice president of marketing. . ." and ends "if the tobacco supply can keep up." That sentence, in its entirety, is a direct quote from the Associated Press article you have footnoted and should therefore be contained in quotation marks.

<u>Annual Consolidated Financial Statements, page 37</u>

<u>Consolidated Statements of Cash Flows, page F-5</u>

2. It appears that the increase in amounts due from shareholders classified as investing cash flows represents the increase in amounts due to shareholders and that the increase in amounts due to shareholders classified as financing cash flows represents the increase in amounts due from shareholders. Please revise or advise.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

3. Please file a currently dated consent from your independent registered public accounting firm.

*   *   *

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney-Adviser, at (202) 551-3222 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Dennis Brovarone, Esq.
        Facsimile No. (303) 466-4826